August 29, 2025

David Wilson
Chief Financial Officer
Powerfleet, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

       Re: Powerfleet, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           Form 10-Q for the Period Ended June 30, 2025
           Form 8-K filed on June 16, 2025
           File No. 001-39080
Dear David Wilson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

1. We note you recorded restructuring costs during the year ended March 31, 2025 and you exclude the costs from your determination of Adjusted EBITDA. We also note you recorded additional restructuring costs during the quarter ended June 30, 2025.
       Please revise future filings to provide the disclosures required by ASC 420-10-50 and
       SAB Topic 5:P:4 in MD&A and the notes to the financial statements or explain why you do not believe such disclosures are required.
 August 29, 2025
Page 2
Non-GAAP Financial Information, page 40

2. We note your determination of Adjusted EBITDA includes a non-GAAP adjustment identified as "Recognition of pre October 1, 2024 contract assets (Fleet Complete)".
       We also note this adjustment is included in the determination of Adjusted EBITDA for the quarter ended June 30, 2025. It is not clear what the adjustment represents or how it was calculated. Please tell us, and revise future filings to explain, what the adjustment represents and how it is calculated. Also, explain to us how and why you believe the adjustment is appropriate and complies with Question 100.04 of the
       Compliance & Disclosure Interpretations on Non-GAAP Financial Measures as it
       appears the adjustment may represent a partial pro forma adjustment related to a recent acquisition.
Consolidated Financial Statements
Note 11 - Short-Term Debt and Long-Term Debt, page 86

3. We note the A&R Credit Agreement contains certain customary affirmative and negative covenants, including financial covenants, that you complied with for the quarter ended March 31, 2025. We also note you entered into amendments to each of the Facilities Agreement and the Facility Agreement that appear to have amended financial covenants with respect to the ratio of consolidated total net borrowings to consolidated EBITDA. For each debt agreement, including the Facilities Agreement and the Facility Agreement, please revise future annual and quarterly filings to discuss and quantify material debt covenants and disclose whether you complied with the debt covenants as of the reporting date.
Form 10-Q for the Period Ended June 30, 2025
Item 4. Controls and Procedures
a. Disclosure controls and procedures, page 44

4. Please revise future filings to provide managements' conclusion as to whether disclosure controls and procedures were effective or not effective, as of the most recent balance sheet date, as required by Item 307 of Regulation S-K. Form 8-K filed on June 16, 2025
Exhibit 99.1

5. We remind you Item 10(e)(1)(i)(A) of Regulation S-K requires non-GAAP financial measures not be presented with greater prominence than the most directly comparable
       GAAP measure. We note your headings and narrative disclosures present several non-
       GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA
Margin,
       Adjusted gross margin, Adjusted service gross margin, and Adjusted product gross margin, more prominently than the most directly comparable GAAP measures, Net loss, Net loss margin, GAAP gross margin, GAAP service gross margin, and GAAP product gross margin. Please revise future filings to fully comply with
       Instruction 2 to Item 2.02 of Regulation 8-K, Item 10(e)(1)(i)(A) of Regulation S-K,
       and Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP
       Financial Measures.
 August 29, 2025
Page 3

6. We note you present numerous pro forma combined disclosures for the quarter ended and year ended March 31, 2024 as well as several pro forma non-GAAP financial measures; however, it appears these disclosures represent combined historical amounts with no related pro forma adjustments. To the extent you present pro forma disclosures in future filings, including pro forma GAAP and pro forma non-GAAP amounts, please ensure they comply with Article 11 of Regulation S-X.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing